==========================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1
                                     to
                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 2
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                                FEMRX, INC.
                         (Name of Subject Company)

                          ET/FM ACQUISITION CORP.
                               ETHICON, INC.
                             JOHNSON & JOHNSON
                                 (Bidders)

                  Common Stock, Par Value $.001 Per Share
                       (Title of Class of Securities)

                                314463 10 0
                   (CUSIP Number of Class of Securities)

                          Philip P. Crowley, Esq.
                          ET/FM Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (732) 524-2450
          (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

                              October 3, 1998
      (Date of Event Which Requires Filing Statement on Schedule 13D)
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


CUSIP No. 314463 10 0         14D-1 and 13D             Page 2 of 6 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ethicon, Inc. (22-2881674)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (Common Stock)
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8    CHECKED IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]

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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0%
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10   TYPE OF REPORTING PERSON

     CO
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                                     2

          This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, as amended by Amendment No. 1 thereto, originally filed with the Securities and Exchange Commission on October 9, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by Johnson & Johnson, a New Jersey corporation ("Parent"), and ET/FM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of FemRx, Inc., a Delaware corporation (the "Company"), at $2.35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D. The purpose of this Amendment to the Schedule 14D-1 & Schedule 13D is to add Ethicon, Inc., a New Jersey corporation and a wholly owned subsidiary of Parent ("Ethicon"), as one of the bidders for the Company.

Item 2.  Identity and Background.

          Items 2(a)-(g) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          Ethicon's principal line of business is the development and marketing of innovative products for surgery in the areas of wound management, soft tissue repair and women's health. Ethicon is a New Jersey corporation and a wholly owned subsidiary of Parent with its principal office located at U.S. Route #22, Somerville, New Jersey 08876. The name, business address, present principal occupation or employment, five year employment history and citizenship of each of the directors and executive officers of the Ethicon are set forth in Exhibit (a)(9) to the Schedule 14D-1 & Schedule 13D ("Exhibit (a)(9)") and such information is incorporated herein by reference.

          Except as described in the Schedule 14D-1 & Schedule 13D, during the last five years, none of Ethicon or, to the best knowledge of Ethicon, any of the persons listed in Exhibit (a)(9) (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject
Company.

          Items 3(a) and (b) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          Except as described in the Schedule 14D-1 & Schedule 13D, there have not been any contacts, transactions or negotiations between Ethicon, any of its subsidiaries or, to the best knowledge of Ethicon, any of the persons listed in Exhibit (a)(9), on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

Item 6.  Interest in Securities of the Subject Company.

          Items 6(a) and (b) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          Except as described in the Schedule 14D-1 & Schedule 13D, neither Ethicon nor, to the best knowledge of Ethicon, any of the persons listed in Exhibit (a)(9) or any associate or majority owned subsidiary of Ethicon or any of the persons so listed, beneficially owns any equity security of the Company, and none of Ethicon or, to the best knowledge of Ethicon, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

          Item 7 of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          Except as described in the Schedule 14D-1 & Schedule 13D, none of Ethicon or, to the best knowledge of Ethicon, any of the persons listed in Exhibit (a)(9) has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

Item 10.  Additional Information.

          Item 10 of the Schedule 14D-1 & Schedule 13D is hereby amended by adding the following language thereto:

          On October 30, 1998, the Purchaser and the Company entered into a Loan and Security Agreement (the "Credit Facility") as required by Section
7.13 of the Merger Agreement. The Credit Facility provides that the Purchaser will provide loans to the Company in an aggregate amount of up to $3.5 million for working capital needs of the Company from the date of the Merger Agreement to the date on which the Stockholder Agreements terminate pursuant to their terms. The Purchaser plans to obtain all funds needed to provide loans under the Credit Facility through a capital contribution which will be made by Parent to the Purchaser. The information set forth in the Credit Facility, a copy of which is attached hereto as Exhibit (c)(5), is incorporated by reference herein.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

          (a)(9) Schedule of Directors and Executive Officers of Ethicon,
                 Inc.

          (c)(5) Loan and Security Agreement dated as of October 30, 1998, by and between the Purchaser and the Company.

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 1998


                              ET/FM ACQUISITION CORP.


                              By:  /s/ Philip P. Crowley
                                 ---------------------------
                                 Name:  Philip P. Crowley
                                 Title: Vice President


                              ETHICON, INC.


                              By:  /s/ Philip P. Crowley
                                 ---------------------------
                                 Name:  Philip P. Crowley
                                 Title: Secretary


                              JOHNSON & JOHNSON


                              By:  /s/ Philip P. Crowley
                                 ---------------------------
                                 Name:  Philip P. Crowley
                                 Title: Secretary

                               EXHIBIT INDEX


Exhibit
Number              Exhibit Name                              Page No.

*(a)(1)             Offer to Purchase.
*(a)(2)             Letter of Transmittal.
*(a)(3)             Notice Of Guaranteed Delivery.
*(a)(4)             Letter to Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.
*(a)(5)             Letter to Clients for use by Brokers,
                    Dealers, Commercial Banks, Trust Companies
                    and Other Nominees.
*(a)(6)             Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form
                    W-9.
*(a)(7)             Form of Summary Advertisement dated October
                    9, 1998.
*(a)(8)             Text of Joint Press Release dated October 5,
                    1998, issued by the Company and Parent.
 (a)(9)             Schedule of Directors and Executive Officers
                    of Ethicon, Inc.
 (b)                None.
*(c)(1)             Agreement and Plan of Merger dated as of
                    October 3, 1998, among Parent, the Purchaser
                    and the Company.
*(c)(2)             Stockholder Agreement dated as of October 3,
                    1998, among Parent, the Purchaser and
                    certain stockholders of the Company.
*(c)(3)             Letter regarding continued employment dated
                    October 1, 1998, between Andrew M. Thompson
                    and Ethicon, Inc.
*(c)(4)             Letter regarding continued employment dated
                    October 1, 1998, between George M. Savage,
                    M.D., and Ethicon, Inc.
 (c)(5)             Loan and Security Agreement dated as of
                    October 30, 1998, by and between the
                    Purchaser and the Company.
(d)                 None.
(e)                 Not applicable.
(f)                 None.
--------------------
*Previously filed.

                                                             EXHIBIT (a)(9)


             DIRECTORS AND EXECUTIVE OFFICERS OF ETHICON, INC.


          The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Ethicon are set forth below. Unless otherwise indicated, the business address of each such director and each such executive officer is U.S. Route #22, Somerville, New Jersey 08876. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Ethicon. All directors and officers listed below are citizens of the United States.


                                             Position with Ethicon;
                                             Principal Occupation or
                                             Employment;
    Name and Business Address                5-Year Employment History

Philip P. Crowley.......................Director and Secretary
One Johnson & Johnson Plaza             since December of 1997.
Brunswick, NJ 08933                     Assistant General Counsel and
                                        Assistant Secretary of Parent since
                                        June 1992.

Clifford E. Holland.....................Director since October 1998.
                                        President since October 1998.  Group
                                        Vice President and General Manager
                                        from November 1997 until October
                                        1998.  Executive Vice President of
                                        Sales and Marketing of Johnson &
                                        Johnson Health Care Systems Inc. from
                                        January 1995 until November 1997.
                                        Vice President of Sales and Marketing
                                        from June 1994 until January 1995.
                                        Vice President of Sales from February
                                        1992 until June 1994.

Frank J. Ryan...........................Director since December of 1997.
One Johnson & Johnson Plaza             Company Group Chairman
Brunswick, NJ 08933                     of Parent since October 1998.
                                        President from December 1991 until
                                        October 1998.

Sylvia Liu..............................Vice President, Research and
                                        Development, since January 1997.
                                        Director of Suture Technologies from
                                        February 1996 until January 1997.
                                        Director of Corporate Product
                                        Characterization from February 1994
                                        until February 1996.  Manager,
                                        Pathology/Toxicology/Surgical from
                                        August 1991 until February 1994.

Barbara Schwartz........................Vice President, Marketing, Ethicon

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


                                        Products since January 1997.  Vice
                                        President, Research and Development
                                        from January 1994 until January 1997.
                                        Vice President, New Business
                                        Development, from May 1992 until
                                        January 1994.

Richard S. Sofinowski...................Vice President, Worldwide Operations
                                        Marketing, Ethicon Franchise, since
                                        October 1998.  Vice President,
                                        Operations, from January 1995 until
                                        October 1998.  Vice President,
                                        Organizational Redesign, from May
                                        1993 until January 1995.  Vice
                                        President, Manufacturing, from April
                                        1990 until May 1993.

Andrew D. Stewart.......................Vice President, Sales, Ethicon
                                        Products, since August 1994.  Vice
                                        President, Sales & Marketing, of
                                        Johnson & Johnson Professional
                                        Corporation from September 1993 until
                                        August 1994.

                                                             Exhibit (c)(5)


                        LOAN AND SECURITY AGREEMENT


                    LOAN AND SECURITY AGREEMENT (the "Agreement") dated as
               of October 30, 1998, by and between ET/FM Acquisition Corp., a Delaware corporation (the "Lender"), and FemRx, Inc., a Delaware corporation ("FemRx").

                           Preliminary Statement

          In connection with the proposed merger (the "Merger") of Lender, a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), with and into FemRx, pursuant to that certain Agreement and Plan of Merger by and among Lender, Parent and FemRx dated as of October 3, 1998 (the "Merger Agreement"), Lender has commenced a tender offer (the "Offer") for all the outstanding shares of common stock, par value $.001 per share, of FemRx (the "Shares"), at a price of $2.35 per Share. Pursuant to the Merger Agreement, Lender agreed to establish a credit facility to provide periodic advances to FemRx for a defined period. Lender is willing to establish a credit facility and to make advances to FemRx, subject to the terms and conditions of this Agreement. FemRx and its stockholders will benefit directly and/or indirectly under this Agreement and under the Merger Agreement. FemRx is willing to grant to Lender a first priority pledge and security interest in certain collateral to secure the obligations of FemRx under this Agreement and a promissory note and to cooperate with Lender as may reasonably be required to document, record, file, maintain and perfect such pledge and security interest. Terms used herein but not defined herein shall have the meanings assigned to such terms in the Merger Agreement.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                 ARTICLE I

                                  THE LOAN

          1.01 The Loan.

               (a) Commitment to Lend. During the period commencing on November 2, 1998 and terminating on the date on which the Stockholder Agreements (as defined below) terminate pursuant to their terms (the "Lending Period") and for so long as no Event of Default (as hereinafter defined), or event which, with the passage of time or giving of notice or both would become an Event of Default, has occurred, Lender agrees on the terms and conditions set forth herein, to make advances (each an "Advance," collectively, the "Loan") to FemRx in an aggregate principal amount outstanding at any one time not to exceed Three Million Five Hundred Thousand Dollars ($3,500,000.00). For purposes hereof, "Stockholder Agreements" shall mean those certain Stockholder Agreements dated as of October 3, 1998, by and among Lender, Parent and certain holders of common stock of FemRx and/or stock options for FemRx common stock, executed in connection with the proposed Merger.

               (b) Note. The Loan shall be evidenced by a secured promissory note, as the same may from time to time be amended, modified, extended or renewed (the "Note"), substantially in the form set forth on Exhibit A annexed hereto. The Lender shall endorse on the reverse side of the Note an appropriate notation evidencing the date and amount of each Advance made by the Lender, as well as the date and the amount of each respective repayment by FemRx with respect thereto.

               (c) Interest. Interest shall accrue on each Advance from the date of such Advance to the date of repayment at a per annum rate equal to the Prime Rate plus two percent (2%) on the unpaid principal amount thereof, in like money. Interest shall be payable quarterly in arrears on the first day of April, July and October in each year, commencing on the first day of April, 1999, and at maturity. For purposes of this Note, the "Prime Rate" shall mean the rate per annum in effect from time to time of Chase Manhattan Bank for prime commercial loans of 90-day maturities. Each change in the rate of interest hereon resulting from a change in the Prime Rate shall be effective as of the opening of business on the effective date of each change in the Prime Rate. After maturity, interest shall accrue at the rate of one percent (1%) per month until paid. Anything in this Agreement or the Note notwithstanding, in the event that the interest rate chargeable pursuant to the terms of this Note or the Agreement shall exceed the highest lawful rate that may be charged under applicable law, the interest rate shall be deemed to be equal to the highest lawful rate.

               (d) Repayment; Optional Prepayments.

                    (i) The principal amount of the Loan, together with any
               and all accrued but unpaid interest thereon shall be due and payable on December 29, 1999.

                    (ii) FemRx may prepay the outstanding principal amount
               of the Loan and/or the accrued interest thereon in whole or in part at any time, or from time to time, during the term of the Loan without premium or penalty.

               (e) Conditions to Borrowing. Lender's consideration of FemRx's request for an Advance hereunder is subject to the satisfaction of the following conditions:

                    (i) prior to making its first request for an Advance,
               FemRx shall have delivered to Lender the duly executed Note;

                    (ii) FemRx shall not then be in default under the terms
               of the Merger Agreement (provided that the foregoing condition shall be deemed waived in the event that FemRx shall have terminated the Merger Agreement pursuant to
               Section 9.01(g) thereof);

                    (iii) FemRx shall not have provided to Lender a Notice
               of Superior Proposal (as defined in the Merger Agreement);

                    (iv) the Merger Agreement shall not have terminated by
               any of the parties thereto in accordance with its terms other than by FemRx as permitted pursuant to Section 9.01(g) thereof;

                    (v) FemRx shall have given Lender at least three (3)
               business days' written notice specifying the date and amount of any proposed Advance;

                    (vi) each Advance sought shall be for not more than Two
               Hundred Fifty Thousand Dollars ($250,000.00) in each two week period (and pro rata for any shorter period) beginning November 2, 1998 and ending at maturity;

                    (vii) receipt by Lender of financing statements (Form
               UCC-1) or other documents, in form and substance satisfactory to Lender, which Lender may reasonably request in order to create, perfect or protect its pledge and security interest on the Collateral (as hereinafter defined); and

                    (viii) no Event of Default, or event which, with the
               passage of time or giving of notice or both, shall have occurred and be continuing or shall occur as a result of Lender making the Loan.

               The conditions precedent to funding are solely for the benefit of Lender and may be waived by Lender; provided, however, if Lender waives compliance with any condition precedent, FemRx shall, and does hereby agree to indemnify and hold Lender harmless against any loss, cost or expense (including reasonable attorneys' fees) incurred or suffered by Lender as a result of such waiver.

          1.02. Use of Proceeds. FemRx expressly agrees that the proceeds of the Loan funds shall only be used for working capital needs and to pay any costs incurred by FemRx as contemplated by the Merger Agreement which are required to be paid in cash, including, but not limited to, those specified in Section 7.08 of the Merger Agreement.

          1.03 Further Assurance. In addition to the obligations set forth in Section 2.03 below, FemRx agrees to do any and all things, and execute such additional documents, instruments, agreements and certificates, as may be reasonably necessary fully to effect the terms hereof.

          1.04 Payments Are Provisional. All payments made by FemRx to Lender shall be provisional and shall not be considered final unless and until such payment is not subject to avoidance under any provision of the United States Bankruptcy Code, as amended, or any state law governing insolvency or creditors rights. If any payment is avoided or set aside under any provision of the United States Bankruptcy Code, or any state law governing insolvency or creditors rights, the payment shall be considered not to have been made for all purposes of this Agreement and Lender shall adjust its records to reflect the fact that the avoided payment was not made and has not been credited against the Loan.

                                 ARTICLE II

                       CREATION OF SECURITY INTEREST

          2.01. Definitions. Except as otherwise defined herein, any and all terms used in this Agreement which are defined in the New York Uniform Commercial Code (the "UCC"), as amended from time to time, shall be construed and defined in accordance with the meaning and definition ascribed to such terms under the UCC. Any reference to Lender herein shall be construed as including Lender and its designees.

          2.02. Pledge and Grant of Security Interest and Pledge. In order to secure the timely payment and performance of all of FemRx's obligations under this Agreement and the Note, including without limitation, the repayment in full of all outstanding interest and principal of the Loan, FemRx hereby pledges, assigns, hypothecates, mortgages, conveys and transfers to Lender, and hereby grants to Lender a continuing first priority security interest in all rights of FemRx to the patents, and/or applications for patent more particularly described on Exhibit B hereto, and any other right of FemRx to patents or patent applications whether now owned or hereafter acquired, howsoever arising or created (the "Collateral").

          2.03. Delivery of Additional Documents. FemRx shall, at any time and from time to time, upon the request of Lender, and at the sole expense of FemRx, promptly and duly execute and deliver to Lender financing statements, continuation statements, mortgages, pledges, and any and all other instruments and documents as specified by, and in form and substance acceptable to, Lender, and take whatever actions as Lender may reasonably deem desirable to obtain the full benefits of this Agreement and to perfect Lender's security interest in and to the Collateral. All sums and costs advanced by Lender pursuant to this Agreement shall be added to and deemed a part of the then outstanding principal amount of the Loan and shall be secured by this Agreement. Among other things, FemRx shall deliver forms of grants of assignment for security purposes for all patents executed in blank, to Lender in order to perfect the creation of the security interest in the Collateral to Lender under, and otherwise comply with the terms of,
Section 2.02 above.

          2.04. Collateral Purposes Only; Recourse. The pledge and security interests created hereby are granted for collateral purposes only. Upon repayment in full of all outstanding interest and principal of the Loan, Lender shall execute and deliver to FemRx, as the case may be, at the expense of FemRx, all releases and reassignments, termination statements and other instruments (and promptly return to FemRx the forms of assignment) as may be necessary or proper to terminate the pledge and security interest of Lender in the Collateral, subject to any disposition thereof which may have been made by Lender pursuant to the terms of the Note or of this Agreement. This Agreement shall be construed as a security device.

          2.05. Lender's Appointment as Attorney-In-Fact. FemRx hereby irrevocably appoints Lender as its attorney-in-fact, with full irrevocable power and authority to act in its or his place and stead in its or his name or in Lender's own name, effective only upon the occurrence and during the continuance of an Event of Default, for the purpose of carrying out the terms of this Agreement and the Note, to take any and all appropriate action and to execute and deliver any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement and, without limiting the generality of the foregoing, to make collections and to otherwise preserve and protect Lender's security interest in the Collateral. FemRx shall execute and deliver to Lender concurrently with its execution and delivery of this Agreement the special power of attorney attached as Exhibit D hereto.

          2.06. Priority of Security Interests. Each of the security interests granted by FemRx to Lender pursuant to this Agreement shall be perfected first priority security interests.


                                ARTICLE III

                           DEFAULTS AND REMEDIES

          3.01. Events of Default. As used herein, the term "Event of Default" means one or more of the following:

               (a) the failure of FemRx to make any payment of interest or principal on the Loan or under the Note when due and payable, at its stated maturity, by acceleration or otherwise;

               (b) the breach (or other failure to observe or perform) by FemRx of any of the terms and conditions contained herein or in the Note other than as set forth in paragraph (a) above, and the continuation of such failure for ten (10) calendar days after written notice thereof from Lender to FemRx;

               (c) the institution by FemRx of proceedings to be adjudged a voluntary bankrupt; the filing by FemRx of a petition, answer or consent seeking reorganization under any bankruptcy act or other similar applicable law now or hereafter in effect; FemRx's consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy of it or its property; the admission by FemRx in writing of its inability to pay its debts generally as they become due; the making by FemRx of an assignment for the benefit of creditors; the entry of a decree or order by a Federal court or other court with jurisdiction adjudging FemRx bankrupt, or approving as properly filed a petition seeking the reorganization of FemRx under any bankruptcy act or similar applicable law, provided such petition has not been discharged within 60 days after its filing; or the entry of a decree or order of a court for appointment of a receiver or liquidator or trustee or assignee in bankruptcy of FemRx or of its property or for the winding-up or liquidation of its affairs;

               (d) the event of a notice of a lien, levy or assessment of a material nature being filed of record with respect to all or a material portion of FemRx's assets or any of the Collateral, or if any tax or debt owing at any time hereafter becomes a lien upon all or a material portion of FemRx's assets, or if a judgment or other claim becomes a lien or encumbrance upon all or a material portion of FemRx's assets;

               (e) FemRx shall be in default under the terms of the Merger Agreement;

               (f) the failure of any representation or warranty contained herein or in the Merger Agreement to be true in any material respect during the Lending Period; or

               (g) a breach by FemRx of or default by Fem Rx under the terms or covenants of any other material transaction or material agreement with a third party to which FemRx or its assets are bound.

          3.02. Lender's Rights and Remedies. FemRx hereby acknowledges and affirms that, upon the occurrence of an Event of Default and at any time thereafter during the continuance thereof, Lender may do any one or more of the following:

               (a) by written notice to FemRx, declare the outstanding aggregate principal amount of the Loan to be immediately due and payable, whereupon the same, together with interest accrued thereof due to the date of declaration, shall become and be immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby waived by FemRx, and FemRx agrees that upon such declaration it will immediately pay the same to Lender; provided, however, on the occurrence of a default specified under Section 3.01(c) above, the principal of and all accrued interest on the Loan shall become immediately due and payable, without notice, demand, presentment, notice of dishonor, protests, notice of acceleration, or intention to accelerate, which are expressly waived by FemRx.

               (b) bring suit at law, in equity, and/or in any other appropriate proceeding or forum: (i) for the specific performance of any covenant or agreement contained herein, (ii) for an injunction against a violation of any of the terms hereof, (iii) in aid of the exercise of any power granted hereby or by law, or
          (iv) to recover judgment for any and all amounts due hereunder;

               (c) institute legal proceedings (i) to foreclose upon the Collateral and to collect judgment for all amounts then due and owing hereunder out of any of the Collateral; (ii) for the sale, under the judgment or decree of any court of competent jurisdiction, of any of the Collateral; and (iii) for the appointment of a receiver or receivers pending foreclosure of any of the Collateral under the order of a court of competent jurisdiction or under other legal process;

               (d) without notice of its election and without demand, exercise in addition to all other rights and remedies granted to it by this Agreement, the Note, or in any other instrument or agreement securing, evidencing or relating to the Loan or the Collateral, all rights and remedies of a secured party under the UCC; and

               (e) Lender may agree to sell or otherwise dispose of and deliver the Collateral or any part thereof or interest therein, in one or more parcels at public or private sale or sales, at such prices and on such terms as it may deem best, for cash or on credit, or for future delivery without assumption of any credit risk, with the right of Lender or any purchaser to purchase upon any such sale the whole or any part of the Collateral free of any right or equity of redemption in FemRx, which right or equity is hereby expressly waived and released. Lender need not give more than five (5) days' notice of the time and place of any public sale or of the time after which a private sale may take place, which notice FemRx hereby deems to be commercially reasonable. Lender shall be entitled to purchase the Collateral in any sale in its own name, or in the name of any designee or nominee. In connection with any sale or transfer of the Collateral, Lender shall have the right to execute any document or form, in its name or in the name of FemRx, without liability of any kind to FemRx, which may be necessary or desirable in connection with such sale.

          3.03. Proceeds, etc. FemRx agrees that the proceeds of any sale, disposition or other realization upon all or any part of the Collateral may be applied by Lender to the payment of expenses incurred by Lender in connection with such sale, disposition or other realization, including, without limitation, reasonable attorneys' fees, and the balance of such proceeds may be applied by Lender in satisfaction of the Loan. Any excess of such proceeds above repayment of principle, interest and expenses shall be remitted to FemRx as soon as practicable after such sale, disposition or other realization; provided, however, if Lender shall terminate the Merger Agreement as described in the second last sentence of Section 9.02 thereof, Lender shall be entitled to deduct from such proceeds the amount specified therein (if not previously paid to Lender or its affiliate).


                                 ARTICLE IV

                               MISCELLANEOUS

          4.01. Notices. Any and all notices, requests and other communications to any party hereunder shall be in writing (including telex, facsimile transmissions or similar writings) and shall be given to such party at the party's last-known address and/or number, as the case may be, or as such party shall otherwise direct. Each such notice, request or other communication shall be effective (i) if given by mail, five days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (ii) if given by any other means, when delivered at the address specified in this Section 4.01.

          4.02. No Waiver, etc. No course of dealing among the parties hereto, nor any failure to exercise, nor any delay in exercising, on the part of Lender, of any right, power, privilege or option hereunder or under the Note shall operate as a waiver thereof or of any default. Any and all rights, powers, privileges or options of the Lender hereunder or thereunder shall be cumulative. Lender shall have all other rights and remedies not inconsistent herewith as provided by law or in equity.

          4.03. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed the whole.

          4.04. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal or unenforceable, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by the laws of the State of New York, without regard to its choice of laws principles.

          4.05. No Amendment. Neither this Agreement nor any provision hereof can be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom the enforcement of any modification, change, discharge or termination is sought.

          4.06. Entire Agreement; Binding Effect. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, legal representatives and heirs.

          4.07. Representations of FemRx. To induce Lender to make the Loans and to enter into this Agreement, FemRx makes the representations and warranties set forth below:

               (a) All information, documents, reports, statements, financial information and data submitted by or on behalf of FemRx in connection with the Merger Agreement, or in support thereof, are true, accurate, and complete in all material respects as of the date made and contain no knowingly false, incomplete or misleading statements.

               (b) FemRx is not in default with respect to any of its existing obligations, and the execution and performance of this Agreement will not immediately, or with the passage of time, the giving of notice, or both: (i) violate the charter, by-laws or any other organizational document of FemRx; (ii) violate any law applicable to FemRx; (iii) result in a default under any contract, agreement, or instrument to which FemRx is a party or by which its property is bound; or (iv) result in the creation or imposition of any security interest in , or lien or encumbrance upon, any of the assets of FemRx, except in favor of Lender.

               (c) Except as disclosed in Schedule 4.09 of the Company Disclosure Schedule to the Merger Agreement or in the Letter to FemRx by Coleman Sudol, LLP dated October 14, 1998, there is no suit, action or proceeding pending or, to the knowledge of FemRx, threatened in writing against FemRx or any of its subsidiaries that individually or in the aggregate could reasonably be expected to have a Material Adverse Effect on FemRx, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against FemRx having, or which, insofar as reasonably can be foreseen, in the future could reasonably be expected to have, a Material Adverse Effect.

               (d) FemRx has good and marketable title to all of the Collateral.

               (e) FemRx is validly incorporated under the laws of the State of Delaware. FemRx has the power to own its properties, conduct its business and affairs, and enter into the Agreement and perform its obligations hereunder. FemRx's entry into this Agreement has been validly and effectively approved by its board of directors and shareholders as may be required by its charter, by-laws, and applicable laws. All copies of the charter, by-laws, and corporate resolutions of FemRx submitted to Lender are true, accurate, and complete and no action has been taken in diminution or abrogation thereof. Except as previously disclosed in writing to Lender, FemRx has not changed its name, been the surviving corporation or partnership in a merger, or changed the location of its chief executive office within the last two (2) years. FemRx does not operate under any trade or fictitious name.

          4.08. Negative Covenants. FemRx covenants and agrees during the term of the Loan and while any amounts are outstanding and unpaid not to do or to permit to be done or to occur any of the acts or happenings set forth below without the prior written authorization of Lender:

               (a) FemRx shall not change its name or enter into any merger, consolidation, reorganization or recapitalization.

               (b) FemRx shall not sell, transfer, lease or otherwise dispose of all or any part of the Collateral, or all or any material part of any of its other assets.

               (c) FemRx shall not mortgage, pledge, grant or permit to exist a security interest in or lien upon any of the Collateral, now owned or hereafter acquired.

               (d) FemRx shall not assign or attempt to assign this Agreement.

               (e) FemRx shall not assign or otherwise transfer any of its rights to any of the Collateral.

          4.09. Loan Obligations Are Unconditional. The payment and performance of the Loan obligations shall be the absolute and unconditional duty and obligation of FemRx, and shall be independent of any defense or any rights of set-off, recoupment or counterclaim which FemRx might otherwise have against Lender, and FemRx shall pay absolutely during the term of the Loan the payments of the principal and interest to be made on account of the Loan and all other payments required hereunder, free of any deductions and without abatement, diminution or set-off.

          IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have executed this Agreement as of the date first above written.

                              ET/FM ACQUISITION CORP.


                              By:  /s/  Philip P. Crowley
                                 ----------------------------
                                 Name:  Philip P. Crowley
                                 Title: Vice President



                              FEMRX, INC.


                              By:  /s/  Andrew M. Thompson
                                 ----------------------------
                                 Name:  Andrew M. Thompson
                                 Title: President and Chief
                                        Executive Officer

                                 EXHIBIT A
                                     to
                        LOAN AND SECURITY AGREEMENT

                                FORM OF NOTE



                                                             Sunnyvale, CA.
                                                           October 30, 1998


          FOR VALUE RECEIVED, FEMRX, INC., a Delaware corporation ("Maker"), DOES HEREBY PROMISE to pay to the order of ET/FM Acquisition Corp. ("Lender"), at its office at One Johnson & Johnson Plaza, New Brunswick, N.J. 08933, on December 29, 1999, in lawful money of the United States of America, the aggregate unpaid principal balance of all Advances made by Lender to Maker pursuant to Section 1.01 of that certain Loan and Security Agreement to which reference is hereinafter made and set forth on the reverse hereof, and to pay interest on each Advance from the date of such Advance to the date of repayment at a per annum rate equal to the Prime Rate plus two percent (2%) on the unpaid principal amount thereof, in like money. Interest shall be payable quarterly in arrears on the first day of April, July and October in each year, commencing on the first day of April, 1999, and at maturity. For purposes of this Note, "Prime Rate" shall mean the rate per annum announced as being in effect from time to time by Chase Manhattan Bank as its "prime rate" of interest. Each change in the rate of interest hereon resulting from a change in the Prime Rate shall be effective as of the opening of business on the effective date of each change in the Prime Rate. Interest at and after maturity (whether after the stated term or by acceleration) shall be the lesser of (i) one percent (1%) per month, or (ii) the maximum contract rate provided by applicable law.

          This Note is the Note to which reference is made in that certain Loan and Security Agreement dated as of October 30, 1998, among Maker and Lender, and is subject to the terms and conditions thereof including, without limitation, prepayment, and acceleration of the maturity date, all as provided in said Loan and Security Agreement.

                              FEMRX, INC.


                              By:
                                 ----------------------------
                                 Name:  Andrew M. Thompson
                                 Title: President and Chief
                                        Executive Officer

                                  ADVANCES


                                                              Name of
                    Amount of       Unpaid Principal       Person Making
    Date             Advance         Balance of Loan          Notation

                                                             Execution Copy



                                 EXHIBIT B
                                     TO
                        LOAN AND SECURITY AGREEMENT
                      PATENTS AND PATENT APPLICATIONS

                                                             Execution Copy



                                SCHEDULE 1-A
                                     to
                      FORM OF ASSIGNMENT FOR SECURITY

                      PATENTS AND PATENT APPLICATIONS

                                 EXHIBIT C
                                     to
                        LOAN AND SECURITY AGREEMENT

                      FORM OF ASSIGNMENT FOR SECURITY


          WHEREAS, FEMRX, INC., a Delaware corporation (herein referred to as "Assignor"), whose address is 1221 Innsbruck Drive, Sunnyvale, CA 94089, owns the patents, and/or applications for patent more particularly described on Schedule 1-A annexed hereto as part hereof (the "Patents");

          WHEREAS, the Assignor has entered into a Loan and Security Agreement dated October 30, 1998 (said agreement, as it may hereafter be amended or otherwise modified from time to time, the "Loan and Security Agreement", the terms defined therein and not otherwise defined herein being used herein as therein defined) in favor of EF/TM Acquisition Corp. (the "Assignee"), and the Lender is desirous of having a security interest and mortgage in its favor on the above-identified property in order to secure the payment of certain obligations of Assignor now or hereafter owning to Assignee; and

          WHEREAS, pursuant to the Loan and Security Agreement, Assignor has assigned to Assignee or its designee, and granted to Assignee or its designee, a pledge and security interest in, and mortgage on, all right, title and interest of Assignor in and to the Patents (the "Collateral"), to secure the Loan;

          NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, Assignor does hereby further assign unto Assignee and grant to Assignee a security interest in, and mortgage on, the Collateral to secure the Loan.

          Assignor does hereby further acknowledge and affirm that the rights and remedies of Assignee with respect to the assignment of, security interest in and mortgage on the Collateral made and granted hereby are more fully set forth in the Loan and Security Agreement, the terms and provisions of which are hereby incorporated herein by reference as if fully set forth herein.

          IN WITNESS WHEREOF, Assignor has duly executed or caused this Assignment to be duly executed as of the October 30, 1998.

                              FEMRX, INC.


                              By:
                                 ----------------------------
                                 Name:  Andrew M. Thompson
                                 Title: President and Chief
                                        Executive Officer

STATE OF                 )
                         ) ss:
COUNTY OF                )


          On this ........ day of ........ , 1998, before me personally appeared Andrew M. Thompson, to me known, who, being by me duly sworn, did depose and say that he is President and Chief Executive Officer of the Assignor, that he knows the seal of said corporation, that the seal affixed to said instrument is such corporate seal; that it was affixed pursuant to authority of the Board of Directors of said corporation and that he signed his name thereto in his capacity as an authority officer of said corporation pursuant to such authority.



                                 ----------------------------
                                         Notary Public

                                SCHEDULE 1-A
                                     to
                      FORM OF ASSIGNMENT FOR SECURITY

                      PATENTS AND PATENT APPLICATIONS

                                 EXHIBIT D
                                     to
                        LOAN AND SECURITY AGREEMENT


                         SPECIAL POWER OF ATTORNEY


STATE OF                      )
                              ) ss:
COUNTY OF                     )


          KNOW ALL MEN BY THESE PRESENTS, that FEMRX, INC. (hereinafter called "Assignor"), a Delaware corporation with it principal office at 1221 Innsbruck Drive, Sunnyvale, CA 94089, hereby appoints and constitutes Johnson & Johnson, a New Jersey corporation, as Agent (hereinafter called "Assignee"), its true and lawful attorney, with full power of substitution, and with full power and authority to perform the following acts on behalf of Assignor:

          I. Subject to the terms of the Loan and Security Agreement dated October 30, 1998 by and between Assignor and ET/FM Acquisition Corp., a wholly owned subsidiary of Assignee (the "Loan Agreement"), (i) for the purpose of assigning, selling, licensing or otherwise disposing of all right, title and interest of Assignor in and to any patents (as defined in the Loan Agreement) and Proceeds (as defined in the Loan Agreement) and
(ii) and for the purpose of the recording, registering and filing of, or accomplishing any other action with respect to the foregoing, to execute and deliver any and all agreements, documents, instruments of assignment or other papers necessary or advisable; and

          II. Subject to the terms and conditions of the Loan Agreement, to execute any and all documents, statements, certificates or other papers necessary or advisable in order to obtain the purposes described above as Assignee may in its sole discretion determine.

          This power of attorney may not be revoked until the repayment in full of the "Loan" as defined in such Loan and Security Agreement.

Dated: October 30, 1998       FEMRX, INC.


                              By:
                                 ----------------------------
                                 Name:  Andrew M. Thompson
                                 Title: President and Chief
                                        Executive Officer



STATE OF                      )
                              ) ss:
COUNTY OF                     )




          On this ...... day of ......, 1998, before me personally
appeared Andrew M. Thompson, to me known, who, being by me duly sworn, did depose and say that he is President and Chief Executive Officer of the Assignor; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was affixed pursuant to authority of the Board of Directors of said corporation and that he signed his name thereto in his capacity as an authorized officer of said corporation pursuant to such authority


                                 ----------------------------
                                       Notary Public

                                 EXHIBIT E
                                     to
                        LOAN AND SECURITY AGREEMENT
                     (to be executed in five originals)

               IN THE UNITED STATES PATENT & TRADEMARK OFFICE


In re the Application of      )
                              )
                              )        Examiner:
Serial No.:                   )
                              )
Filed:                        )        G.A.U.:
                              )
For:                          )
                              )
                              )

Honorable Commissioner of Patents & Trademarks
Washington, D.C.  20231


                      POWER TO INSPECT AND MAKE COPIES


          The undersigned, being a duly authorized officer of FEMRX, INC., 1221 Innsbruck Drive, Sunnyvale, CA 94089, the owner of the above-referenced application ("Owner"), hereby authorizes and grants to:

       ET/FM Acquisition Corp., a Delaware corporation ("Assignee"),

subject to and in accordance with the terms and conditions of the Loan and Security Agreement dated October 30, 1998 by and between the Owner and Assignee the power to inspect and make copies of the file history of the above-referenced patent as well as any patent applications.

                              Respectfully submitted,

                              FEMRX, INC.


                              By:
                                 ----------------------------
                                 Name:  Andrew M. Thompson
                                 Title: President and Chief
                                        Executive Officer

                                     1